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                                                                      EXHIBIT 12


                       THE WASHINGTON WATER POWER COMPANY

    Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend
                            Requirements Consolidated
                             (Thousands of Dollars)

                                                       12 Mos. Ended                     Years Ended December 31
                                                          March 31,       --------------------------------------------------------
                                                            1997            1996            1995            1994            1993
                                                          --------        --------        --------        --------        --------
Fixed charges, as defined:
      Interest on long-term debt                          $ 61,397        $ 60,256        $ 55,580        $ 49,566        $ 47,129
      Amortization of debt expense
        and premium - net                                    2,869           2,998           3,441           3,511           3,004
      Interest portion of rentals                            4,304           4,311           3,962           1,282             924
                                                          --------        --------        --------        --------        --------

          Total fixed charges                             $ 68,570        $ 67,565        $ 62,983        $ 54,359        $ 51,057
                                                          ========        ========        ========        ========        ========

Earnings, as defined:
      Net income from continuing ops                      $ 71,393        $ 83,453        $ 87,121        $ 77,197        $ 82,776
      Add (deduct):
        Income tax expense                                  48,237          49,509          52,416          44,696          42,503
        Total fixed charges above                           68,570          67,565          62,983          54,359          51,057
                                                          --------        --------        --------        --------        --------

          Total earnings                                  $188,200        $200,527        $202,520        $176,252        $176,336
                                                          ========        ========        ========        ========        ========

Ratio of earnings to fixed charges                            2.74            2.97            3.22            3.24            3.45


Fixed charges and preferred dividend requirements:
      Fixed charges above                                 $ 68,570        $ 67,565        $ 62,983        $ 54,359        $ 51,057
      Preferred dividend requirements (2)                   12,552          12,711          14,612          13,668          12,615
                                                          --------        --------        --------        --------        --------

          Total                                           $ 81,122        $ 80,276        $ 77,595        $ 68,027        $ 63,672
                                                          ========        ========        ========        ========        ========

Ratio of earnings to fixed charges
  and preferred dividend requirements                         2.32            2.50            2.61            2.59            2.77

(1) Calculations have been restated to reflect the results from continuing operations (ie. excluding discontinued coal mining operations).

(2) Preferred dividend requirements have been grossed up to their pre-tax level.